Exhibit 99.4

Summary of Non-Employee Director Compensation and Benefits

Cash Compensation

Effective November 10, 2004, the cash compensation of the non-employee directors was set as follows:

(i)	Base annual retainer of $25,000;

(ii)	Board meeting fee

•	In person $2,500

•	Joining by telephone to an "in person" meeting $1,000

•	Telephonic meeting $500

(iii)	Committee meeting fee

•	In person $1,500

•	Telephonic meeting $500

(iv)	The Chairman of the Audit Committee receives an annual retainer of $7,500; and

The retainers and fees are payable as follows:

Meeting fees — quarterly in arrears.

Directors are also reimbursed for transportation and lodging expenses actually incurred in attending Board and Committee meetings.

Equity Compensation

Each of the non-employee directors received an initial grant of options to purchase 7,500 shares of the common stock of the Company at a price equal to the initial public offering price.

Each non-employee director shall receive annually from the second year options to purchase 5,000 shares of the common stock of the Company at the closing price per share on the New York Stock Exchange on the date of the grant.